FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

CARDERO RESOURCE CORP. (the “Issuer”)
Suite 2300, 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3

Item 2.	Date of Material Change

January 31, 2013

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51- 102 with respect to the material change disclosed in this report is January 31, 2013. The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports results of Ghana investigation and annual filings.

Item 5.	Full Description of Material Change

The Issuer reports the results of that the previously disclosed investigation by the Royal Canadian Mounted Police (“RCMP”) with respect to the Company’s activities regarding the Sheini Project in Ghana has been closed and that no further action will be taken by the RCMP. The Issuer has also filed its audited financial statements and associated management discussion and analysis and annual information form for its fiscal year ended October 31, 2012.

RCMP Ghana Investigation Closed

As disclosed on June 25, 2012 (NR12-15), the Issuer initiated a robust internal investigation when the RCMP revealed that it had received a complaint in relation to the Issuer successfully securing the right to explore and develop the Sheini Hills iron ore asset in Ghana. The Issuer then voluntarily shared the results of its internal investigation, which was conducted by specialized external legal counsel at Gowling Lafleur Henderson LLP, with the RCMP. The RCMP praised the fulsome and comprehensive nature of the Issuer’s investigation, and thanked the Issuer for its cooperation in the matter.

Annual Filings

On January 29, 2013, The Issuer filed its audited financial statements and associated management discussion and analysis and annual information form for its fiscal year ended October 31, 2012. These documents became available for viewing on SEDAR and EDGAR and on the Issuer’s website on Wednesday, January 30, 2013. The Issuer will be filing its annual report on Form 20-F for the year ended October 31, 2012 with the United States Securities and Exchange Commission by February 28, 2013. Shareholders can obtain copies of all of these documents on the Issuer’s website at www.cardero.com.

The Issuer will also provide hard copies of these documents, free of charge, to shareholders who request a copy directly from the Issuer.

The Issuer advises that the report of the Issuer’s independent public accounting firm on its audited consolidated financial statements for the years ended October 31, 2011 and 2012, as filed with certain Canadian regulatory authorities, and with the United States Securities and Exchange Commission on Form 6-K, contained an “emphasis of matter” paragraph in relation to a going concern explanatory note. The note did not modify the report of the independent auditor, but instead draws attention to Note 1 of the Issuer’s audited consolidated financial statements which describe certain material uncertainties related to the ability of the Issuer to continue as a going concern. Under rules of the NYSE MKT the inclusion of such a paragraph is required to be announced. As disclosed in Note 1 to the Issuer’s audited consolidated financial statements, the Issuer will require additional funding in order to maintain its ongoing exploration programs and property commitments and for administrative purposes.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Michael Hunter, President & CEO
Business Telephone No.: (604) 331-0096

Item 9.	Date of Report

February 12, 2012